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November 25, 2009



Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0402

         Re:      Westbridge Research Group
                  Form 10-KSB for the Fiscal Year ended November 30, 2008 FILE NO. 002-92261
                  --------------------------------------------------------

Dear Ms. Cvrkel:

         Thank you for your letter dated October 28, 2009, providing comments to the Form 10-K/A filed in the above-referenced matter on August 28, 2009. We understand that the purpose of your comment letter is to assist us in our compliance with disclosure requirements and to enhance the overall disclosures in our filings.

         On behalf of Westbridge Research Group (the "Company") this letter contains our response to comments received from the Staff of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-KSB for the Fiscal Year Ended November 30, 2008 as amended by the filing of the Form 10-K/A on August 28, 2009. We have used the reference designations found in your letter of October 28, 2009.

         The Company again confirms that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ITEM 8A CONTROL AND PROCEDURES

         1. At your recommendation, we have removed the reference to "as of a date within 90 days of the filing of the Annual Report on Form 10-KSB".

         2. The Company has determined that its controls and procedures were not effective and have amended the disclosure to so state.


MANAGEMENT ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         3. We have amended this Report to state that the internal controls were not effective and amended this section to comply with Item 308T of Regulation S-K.


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Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
November 24, 2009
Page 2



CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTS

         4. We revised the disclosure to state that there was a deficiency.

FINANCIAL STATEMENTS

         5. We have included a full set of financial statements in this filing.

         6. The report of the independent registered public accounting firm has been reissued as of August 28, 2009.

EXHIBIT 31.1

         7. The 302 Certificate has been revised to conform to the language of
Item 601(b)(31) of Regulation S.K.

         Should you require further information or have further questions, please do not hesitate to contact the undersigned.

                                          Very truly yours,


                                          /s/ Christine Koenemann
                                          -----------------------
                                          Christine Koenemann
                                          President and Chief Financial Officer

cc: Jeffery Jaramillo